April 16, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

RE:	MPLX LP Registration Statement on Form S-4 Filed March 20, 2020 File No. 333-237317

Ladies and Gentlemen:
MPLX LP, a Delaware limited partnership (the “Company”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 30, 2020, with respect to the Registration Statement on Form S-4 (the “Registration Statement”). In connection with the Company’s response to the Staff’s comment letter dated, April 9, 2020, and subsequent discussions with the Staff, the Company hereby confirms that the forum selection provision in Section 16.9 of its Fifth Amended and Restated Agreement of Limited Partnership is only applicable to holders of its limited and general partnership interests and does not apply to the holders of MPLX senior notes that are the subject of the exchange offers being registered pursuant to the Registration Statement.
If you have any questions regarding these matters, please do not hesitate to contact Michael J. Solecki of Jones Day by telephone at (216) 586-7103.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
April 16, 2020

Very truly yours,
MPLX LP By: MPLX GP LLC, its General Partner

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary